SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Bakbone Software Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

057101107

(CUSIP Number)

Steven Wolfe, Portfolio Manager

Platinum Management (NY) LLC

152 West 57th Street

New York, New York 10019

(212) 582-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057101107

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,274,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,274,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,274,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 057101107

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,274,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,274,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,274,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 057101107

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,274,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,274,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,274,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, no par value (“Common Stock”) of Bakbone Software Incorporated (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of October 14, 2007, and amends and supplements the Schedule 13D filed on September 5, 2007 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands limited partnership (“Master Fund”),
•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), and
•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”).

The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Master Fund. Platinum Management is the investment manager and general partner of the Master Fund. Mr. Nordlicht is the controlling person of Platinum Manangement.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the 4,274,100 shares of Common Stock at an aggregate cost of $5,041,584 (excluding commissions). The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Master Fund.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

(i)  The Master Fund owns 4,274,100 shares of Common Stock representing 6.6% of all of the outstanding shares of Common Stock.

(ii)  Platinum Management, as the investment manager and general partner of the Master Fund, is deemed to beneficially own the 4,274,100 shares of Common Stock owned by the Master Fund.

(iii)  Mr. Nordlicht, as the controlling person of Platinum Management, is deemed to be the beneficial owner of the 4,274,100 shares of Common Stock beneficially owned by Platinum Management.

(iv)  Collectively, the Reporting Persons beneficially own 4,274,100 shares of Common Stock representing 6.6% of all of the outstanding shares of Common Stock.

(b)           The Reporting Persons have shared power to vote or direct the vote of the 4,274,100 shares of Common Stock held by the Master Fund.

The Reporting Persons have shared power to dispose or direct the disposition of the 4,274,100 shares of Common Stock held by the Master Fund.

(c)	The following transactions were effected by the Master Fund during the past sixty (60) days:
Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
9/18/2007	Common	200,000	$1.15
9/19/2007	Common	94,000	$1.15
9/21/2007	Common	50,000	$1.10
9/24/2007	Common	23,700	$1.08
9/25/2007	Common	25,000	$1.10
9/26/2007	Common	50,000	$1.10
9/27/2007	Common	50,000	$1.10
9/28/2007	Common	50,000	$1.10
10/2/2007	Common	25,000	$1.10
10/3/2007	Common	25,000	$1.10
10/4/2007	Common	15,000	$1.05
10/4/2007	Common	15,000	$1.10
10/10/2007	Common	2,500	$1.18
10/11/2007	Common	25,100	$1.20
10/12/2007	Common	80,000	$1.20
10/12/2007	Common	43,800	$1.17

The above transactions were effected on the open market. No other transactions have been effected by the Reporting Persons other than the ones previously reported on this Schedule 13D.

(d)	Not applicable.
(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 15, 2007

PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC,
as general partner

By:	/s/ Mark Nordlicht
Mark Nordlicht, Managing Member

PLATINUM MANAGEMENT (NY) LLC

By:	/s/ Mark Nordlicht
Mark Nordlicht, Managing Member

/s/ Mark Nordlicht
Mark Nordlicht